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                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 4   )*
                                           -----


                      COTTON VALLEY RESOURCES CORPORTAION
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  221905-10-2
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

John M. Liviakis, 2420 "K" St., Suite 220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 3, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     221905-10-2                                      PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Liviakis Financial Communications, Inc.
                 68-0311399
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00,  AF,   WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            State of California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          2,966,851
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            2,966,851
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,966,851
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.3 %
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     221905-10-2                                      PAGE 3 OF 7 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Robert B. Prag
                 ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          250,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            250,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      250,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to a Consulting Agreement (the "Consulting Agreement") effective as of November 7, 1996 by and between the Corporation and Liviakis Financial Communications, Inc. ("LFC"), the Corporation agreed to issue to LFC an aggregate of 1,490,000 shares of the Corporation's Common Stock ("Common Stock"), all of which have been issued.

            The Consulting Agreement also (i) granted LFC the right, which LFC has exercised in its entirety, to purchase 375,000 units ("Units"), each consisting of one share of Common Stock and one stock purchase warrant (a "Warrant"), entitling the holder thereof to acquire one share of Common Stock at an exercise price of One Dollar and Ten Cents Canadian (CDN$1.10) during the period commencing on January 2, 1998 and terminating on November 7, 2001, and
(ii) granted Robert B. Prag ("RBP") the right, which RBP has exercised in its entirety, to purchase 125,000 Units.

            Under the Consulting Agreement, LFC has performed certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation. Copies of the Consulting Agreement and the form of certificate representing the Warrants are attached to Schedule 13D, as amended, as Exhibits "1" and "2", respectively.

            Through the filing of Amendment No. 3 to the Schedule 13D, LFC had purchased 505,500 shares of Common Stock in open market transactions. Since that filing, LFC has not purchased any additional shares of Common Stock in open market transactions.

            On June 30, 1997, LFC advanced to the Corporation $579,000 pursuant to a 9% Convertible Secured Promissory Note (the "Note") dated June 24, 1997. Amounts outstanding under the Note were originally due on October 24, 1997, which maturity date the Corporation extended pursuant to the terms of the Note to November 24, 1997. The outstanding principal amount of the Note together with accrued but unpaid interest were convertible by LFC into shares of Common Stock at a conversion price of $1.6667 per share. On or about December 3, 1997, the Corporation repaid $479,000 of the principal amount of the Note and paid all interest accrued on the Note, and LFC converted $100,000 principal amount of the
Note into 60,000 shares of Common Stock. A copy of the Note is attached to
Schedule 13D, as amended, as Exhibit "4".

            In connection with the loan represented by the Note, the Corporation issued to LFC warrants (the "Loan Warrants") expiring April 30, 2002 to purchase 161,351 shares of Common Stock at an exercise price of $2.08 per share. A copy of the certificate representing the Loan Warrants is attached to Schedule 13D, as amended, as Exhibit "5".

            This Amended Schedule 13D is being filed to report 2,430,500 shares of Common Stock owned by LFC, 375,000 shares of Common Stock which LFC has the right to acquire within the next sixty days through exercise of the Warrants, 161,351 shares of Common Stock which LFC has the right to acquire within the next sixty days through exercise of the Loan Warrants, 125,000 shares of Common Stock owned by RBP, and 125,000 shares of Common Stock which RBP has the right to acquire within the next sixty days through the exercise of the Warrants.

            Of the 2,430,500 shares of Common Stock owned by LFC, 1,490,000 were received in consideration of services rendered, and 60,000 were received upon conversion of $100,000 principal amount of the Note. LFC acquired 375,000 shares of Common Stock through the purchase of 375,000 Units at a cost of $281,250. LFC also acquired an aggregate of 505,500 shares of Common Stock through open market purchases in the over-the-counter market for aggregate consideration of $925,911, or an average of $1.83 per share. The source of funds LFC used in purchasing Units and making open market purchases of 135,000 shares of Common Stock for aggregate consideration of $253,275 was advances by John M. Liviakis to LFC on an open account basis, payable on demand. The source of funds for the balance of the open market purchases, as well as the loan to the Corporation represented by the Note, was LFC's working capital, including working capital acquired through margin loans provided by Everen Securities, Inc. In the event LFC acquires additional shares of Common Stock through the exercise of Warrants or the Loan Warrants, it would anticipate utilizing its working capital as its source of funds.

            The 125,000 shares of Common Stock owned by RBP were acquired through the purchase of 125,000 Units at a cost of $93,750. The source of funds RBP used in purchasing Units was RBP's personal funds. In the event RBP acquires additional shares of Common Stock through the exercise of Warrants, he would anticipate utilizing personal funds as his source of funds.

5.          INTEREST IN SECURITIES OF THE ISSUER.

            LFC has the sole power to direct the vote or disposition of the 2,430,500 shares of Common Stock owned by LFC and expects to have the sole power to direct the vote or disposition of such of the 536,351 shares of Common Stock which LFC has the right to acquire within the next sixty days as LFC in fact acquires. Such power is exercised through LFC's directors and officers.

            RBP has the sole power to direct the vote or disposition of the 125,000 shares of Common Stock owned by RBP and expects to have the sole power to direct the vote or disposition of such of the 125,000 shares of Common Stock which RBP has the right to acquire within the next sixty days as RBP in fact acquires.

            The 2,966,851 shares of Common Stock that LFC owns or has the right to acquire within sixty days of the date hereof, and as to which LFC has or would have the sole power to direct the vote or disposition, represent approximately 17.3% of that class of securities. The 250,000 shares of Common Stock that RBP owns or has the right to acquire within sixty days of the date hereof, and as to which RBP has or would have the sole power to direct the vote or disposition, represent approximately 1.5% of that class of securities. The 3,216,851 shares of Common Stock which LFC and RBP in the aggregate own or have the right to acquire within sixty days of the date hereof, and as to which LFC or RBP has or would have the sole power to direct the vote or disposition, represent approximately 18.7% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the 16,511,367 shares of Common Stock which the Corporation reported in its Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1997 as being outstanding as of September 30, 1997.

            LFC disclaims any beneficial interest in any shares of Common Stock owned by RBP or which RBP has the right to acquire. RBP disclaims any beneficial interest in any shares of Common Stock owned by LFC or which LFC has the right to acquire, except for such beneficial interest as may be associated with his service as an officer and director of LFC.

            During the past sixty days, neither LFC nor RBP has engaged in any transactions in Common Stock, except as reported herein.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Corporation has issued shares of Common Stock to LFC in consideration for consulting services performed by LFC pursuant to the Consulting Agreement. The Corporation has also sold Units to LFC and RBP pursuant to the Consulting Agreement. In the Consulting Agreement and in the certificates representing the Warrants and the Loan Warrants, the Corporation grants to LFC and RBP certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended. Pursuant to the Note, the Corporation was obligated to repay, with interest, amounts advanced by LFC, and LFC was entitled to convert amounts owing under the Note into shares of Common Stock.

            In connection with the agreement of LFC to continue to provide investor relations and financial consulting services to the Corporation after the termination of the Consulting Agreement in accordance with its terms, the Corporation agreed to issue to LFC stock purchase warrants expiring December 31, 2000 entitling LFC to purchase up to 100,000 shares of Common Stock at an exercise price of $3.50 per share (the "Acquisition Warrants") in connection with each acquisition the Corporation completes while LFC continues to provide such services to the Corporation pursuant to the arrangements currently in effect. The parties have not yet specified the form of certificate that would represent the Acquisition Warrants.

           Except for the Consulting Agreement, the Note, the Loan Warrants, the Warrants and the understanding of the Corporation and LFC regarding the Acquisition Warrants, there are no contracts, arrangements, understandings or relationships between any of the persons named in Item 2 of the Schedule 13D and any other person with respect to any securities of the Corporation.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1997


                                     LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                     By:/s/John M. Liviakis
                                        ------------------------------------
                                        John M. Liviakis, President


                                     /s/Robert B. Prag
                                     ---------------------------------------
                                     Robert B. Prag